July 10, 2007

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Linda Cvrkel
Ms. Claire Erlanger

Re:	Noble International, Ltd.
Amendment No. 3 to Schedule 14A Proxy Statement
File No. 001-13581

Ladies and Gentlemen:

This letter is in response to your comment letter dated June 22, 2007 and relates to Noble International, Ltd.’s revised preliminary proxy statement filed contemporaneously herewith and its Form 8-K/A filed on July 6, 2007. Your comments are reproduced below in bold italics, followed in each case by the response. For the convenience of the staff, we are sending Ms. Claire Erlanger a paper copy of this letter along with a blacklined printer’s proof of the revised proxy statement marked to show changes from the prior filing.

PROXY STATEMENT FILED BY NOBLE INTERNATIONAL ON JUNE 15, 2007

Selected Historical Financial Information of Noble, page 11

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 14

1.	Please update the Selected Historical Financial Information for Noble to include financial information for the interim periods ended March 31, 2007 and 2006. The Pro Forma Financial information on page 14 should also be updated to include March 31, 2007 pro forma financial information.

Response: We have revised the Selected Historical Financial Information for Noble, on pages 11 and 12, to include information for the three months ended March 31, 2007 and 2006. In addition, we have updated the pro forma financial information with information for the three months ended March 31, 2007, on page 15.

Note 5. Pro Forma Adjustments for Unaudited Pro Forma Combined Statement of Income

Footnote (k)

2.	We note from your response to our prior comment 5 that you believe the adjustment is appropriate because if the transaction occurred on January 1, 2006, the goodwill on TBA’s financial statements would not have been recognized and accordingly the goodwill impairment charge recognized by TBA in 2006 would not have been recognized. However, we continue to believe that infrequent or nonrecurring items that

Securities and Exchange Commission

July 10, 2007

are included in the underlying historical financial statements and that are not directly attributable to the transaction should not be eliminated in arriving at pro forma income. Please refer to Rule 11-02(b)(6) of Regulation S-X. Please revise your pro forma statements to eliminate the portion of adjustment (k) that eliminates the $2.0 goodwill impairment charge included in TBA’s historical results of operations.

Response: We have revised our pro forma financial statements to eliminate the portion of adjustment (k) that eliminates the $2.0 million impairment charge included in TBA’s historical results of operations.

Consents of Independent Registered Accounting Firms, page F-18 and F-19

3.	Please include currently dated consents of the independent registered accounting firms in the Definitive Proxy statement of Noble International Limited. Also, please ensure that the consents refer to the correct date of Proxy statement.

Response: We will update the Definitive Proxy statement to include currently dated consents of the independent registered accounting firms. In addition, we will verify that the revised consents refer to the correct date of the Definitive Proxy Statement.

NOBLE INTERNATIONAL LTD. FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note C. Goodwill and Other Intangible Assets, page 49

4.	We note from your response to our prior comments 2 and 9 that the independent valuation firm analyzed projected revenue by platform in three stages. However, we are still unclear as to how the fifteen year useful life was calculated for the customer contracts/platforms acquired in the Pullman acquisition. Please explain to us in detail how the fifteen year useful life was calculated in light of the 80% probability of the first renewal period and the 40% probability of the second renewal period. It would appear to us that if the probability for the first and second renewal periods were less than 100%, the duration of the contract used in the analysis for each of these renewal periods would be less than 6 years. Please provide us details, including the terms of the most significant contracts acquired, showing how the fifteen useful life was calculated.

Response: To determine the value of the intangible asset related to customer contracts, we used a discounted cash flow model. In this model, to estimate expected revenue over the lives of current contracts and expected renewal periods, we probability weighted the annual projected revenue anticipated from each customer contract. For the current contract period, we multiplied annual projected revenue by 100%. For the first renewal period, we multiplied annual projected revenue by 80%. For the second renewal period, we multiplied annual projected revenue by 40%. The percentages used to probability weight projected revenue are based upon actual Noble and Pullman commercial experience of winning renewal contracts.

The fifteen year useful life of the customer contracts was estimated assuming an average six year life for a customer program. In determining the 15 year useful life for the current contract period, we estimated a three year life since current programs are at various stages of production (some are newly launched and some are near completion). We used three years as the mid-point in a six year average life. We used six years as the useful life for each the first and second renewal periods. Probability weighting was used to estimate projected revenues for valuation purposes; however, probability weighting was not used to estimate useful life. The simple sum of the estimated lives for the current contract period (the three year mid-point), the first renewal period (six years), and the second renewal period (six years) is fifteen years.

Securities and Exchange Commission

July 10, 2007

FORM 8-K DATED DECEMBER 22, 2006

5.	We note from your response to our prior comment 12 that you will file a Form 8-K amendment in response to our comments. Please file the Form 8-K amendment which includes audited financial statements for Pullman-Mexico and other information and disclosures requested in our prior comments 50, 51 and 52 of our comment letter dated May 3, 2007.

Response: Set forth below are comments 50, 51 and 52 from the staff’s letter of May 3, 2007 along with our responses.

Independent Auditor’s Reports for Pullman Industries, Inc., Subsidiaries and Affiliated Entity, page 1

50.	We note the references contained in the independent auditor’s reports with respect to the audits of the financial statements of Linde + Pullman AG and subsidiaries, whose financial statements were audited by other auditors. Given the reference to the other auditors contained in the audit reports of Plante & Moran, PLLC, please revise to include the reports of the other auditors for all periods presented. Refer to the requirements outlined in Rule 2-05 of Regulation S-X.

Response: In the revised Form 8-K/A filed July 6, 2007, we included the reports of other auditors referenced by Plante & Moran, PLLC, for the years ended December 31, 2004 and 2005. These reports are included in the financial statements of Pullman de Mexico, S.A. de C.V. for the years ended December 31, 2004 and 2005 filed in the revised Form 8-K/A pursuant to comment 51.

Unaudited Pro Forma Combined Financial Statements of Pullman

51.	We note your disclosure that you purchased 100% of Pullman Mexico, 50% through Pullman and 50% through the former owners of Pullman. As Pullman Mexico’s pre-tax losses represent more than 20% of Noble’s pre-tax earnings for its most recent fiscal year end based on the pro forma statement of income for 2005, please revise to include separate audited financial statements of Pullman Mexico for its most recent fiscal year in an amendment to your Form 8-K.

Response: In the revised Form 8-K/A filed July 6, 2007, we included separate audited financial statements of Pullman de Mexico, S.A. de C.V. for the years ended December 31, 2004 and 2005.

Securities and Exchange Commission

July 10, 2007

Pro Forma Combined Statement of Income for the Year Ended December 31, 2005 Adjustment (g) Statement of Income for the Nine Months Ended September 30, 2006 Adjustment (f)

52.	We note that your adjustment imputes a 35% tax rate for Pullman US and a 30% tax rate for Pullman Mexico. Please explain to us why there is a debit and a credit adjustment and tell us how each amount was determined. Also, in light of the fact that effective January 1, 2006 Pullman elected to be taxed as an S Corporation, please tell us how you have accounted for the historical adjustments made to be consistent with an S Corporation in the pro forma statements in which the consolidated amount would be taxed as a C Corporation.

Response: In the Unaudited Pro Forma Combined Statement of Income for the year ended December 31, 2005, the pro forma tax adjustments (footnote g) were calculated as follows:

I. Amount Reflected as an Income Tax Debit Adjustment

a. Tax impact of pro forma adjustments in "Debit" column ($8,907 x 35%) (1)	$(3,118)	Credit
b. Impute a 35% tax rate on Pullman US earnings before income taxes ($14,220 x 35%)	4,977	Debit
c. Reverse income tax credit in Pullman Mexico financial statements	487	Debit

	$2,346	Net Debit

II. Amount Reflected as an Income Tax Credit Adjustment

a. Pro forma tax impact of adjustments in "Credit" column ($5,527 x 35%) (1)	$1,934	Debit
b. Impute a 30% tax rate on Pullman Mexico earnings before income taxes (-$2,952 x 30%)	(886)	Credit
c. Reverse income tax debit in Pullman US financial statements	(3,346)	Credit

	$(2,297)	Net Credit

(1) A 35% tax rate was used since all pro forma adjustments relate to Pullman US

In the Unaudited Pro Forma Combined Statement of Income for the nine months ended September 30, 2006, the pro forma tax adjustments (footnote f) were calculated as follows:

III. Amount Reflected as an Income Tax Debit Adjustment

a. Tax impact of pro forma adjustments in "Debit" column ($6,680 x 35%) (1)	$(2,338)	Credit
b. Impute a 35% tax rate on Pullman US earnings before income taxes ($4,630 x 35%)	1,621	Debit
c. Reverse income tax debit in Pullman Mexico financial statements	(376)	Credit

	$(1,094)	Net Credit

IV. Amount Reflected as an Income Tax Credit Adjustment

a. Pro forma tax impact of adjustments in "Credit" column ($2,650 x 35%) (1)	$928	Debit
b. Impute a 30% tax rate on Pullman Mexico earnings before income taxes (-$590 x 30%)	(177)	Credit
c. Reverse income tax credit in Pullman US financial statements	3,744	Debit

	$4,495	Net Debit

(1) A 35% tax rate was used since all pro forma adjustments relate to Pullman US

Effective January 1, 2006, Pullman US elected to be taxed as an S Corporation. Accordingly, in the unaudited financial statements for the nine months ended September 30, 2006, all deferred tax balances at December 31, 2005 were reversed to income tax expense. This reversal generated a $3.7 million income tax credit for the nine months ended September 30, 2006. In the pro forma tax adjustments above, to reflect Pullman US as a C Corporation, we have reversed this income tax credit (see IV. c.) and imputed a 35% tax rate on Pullman US earnings before income taxes for the nine months ended September 30, 2006 (see III. b.)

Securities and Exchange Commission

July 10, 2007

* * * * *

Please contact me at (586) 834-2030 if you have any questions concerning this response.

Sincerely, NOBLE INTERNATIONAL, LTD.

By:	/s/ David J. Fallon
Name:	David J. Fallon
Title:	Chief Financial Officer

cc:	Mr. Sander Van Dam
Guillaume Vercaemer, Esq.